Rec'd 5/14/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 39857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory, Zent + Swanson, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Culp + Co

(Name – *if individual, state last, first, middle name*)

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 4 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2006

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2006

CONTENTS

Independent Auditors' Report

Board of Directors
Gregory, Zent & Swanson Inc.

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson Inc., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eleven through twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 10, 2007

GREGORY, ZENT & SWANSON INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash on hand and in bank - Notes 1 and 2	$264,572
Prepaid expenses	10,012
Furniture and fixtures, at cost, less accumulated depreciation of $112,248	39,817
Deferred income taxes - Note 3	5,265
Total assets	$319,666

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 5,747
Commissions payable - Note 4	33,023
Payroll taxes accrued and withheld	22,797
Accrued expenses	26,006
Total liabilities	87,573
Stockholders' Equity:	
Common stock - Note 5	
Authorized - 1,000 shares with no par value	
Issued - 600 shares with 590 outstanding	60,000
Retained earnings	175,309
Treasury stock - 10 shares	(3,216)
Total stockholders' equity	232,093
Total liabilities and stockholders' equity	$319,666

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues -	
Commissions and management fees	$1,229,141
Interest and dividend income	20,178
Total revenues	1,249,319
Expenses -	
Commissions - Note 4	529,046
Transaction fees	153,515
Salaries and wages	130,620
Office supplies	35,144
Rent - Note 6	22,045
Telephone	11,513
Computer services	57,954
Depreciation - Note 1	12,125
Licenses and permits	10,311
Legal and professional	18,900
Payroll and property taxes	26,596
Travel and entertainment	53,274
Dues and subscriptions	31,700
Utilities	5,095
Insurance	23,211
Education	900
Marketing and advertising - Note 1	6,991
Employee benefits - Note 7	22,574
Donations	1,225
Investment advisory services	72,835
Settlements and charges	7,500
Total expenses	1,233,074
Income before income taxes	16,245
Income taxes - Note 8	8,992
Net income	$ 7,253

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2006	$60,000	$168,056	$ (3,216)	$224,840
Net income	-	7,253	-	7,253
Balance at December 31, 2006	$60,000	$175,309	$ (3,216)	$232,093

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated liabilities at January 1, 2006	$ -
Increases	-
Decreases - Payment of subordinated note	-
Subordinated liabilities at December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 7,253
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation	12,125
(Increase) Decrease in -	
Prepaid expenses	19,998
Increase (Decrease) in -	
Payroll taxes accrued and withheld	(31,356)
Accounts payable	(764)
Accrued expenses	16,448
Deferred income taxes	(10,884)
Commissions payable	5,598
Net cash provided by operating activities	18,418
Cash flows from investing activities:	
Purchase of furniture and fixtures	(667)
Net cash (used in) investing activities	(667)
Net increase in cash and cash equivalents	17,751
Cash and cash equivalents at beginning of year	246,821
Cash and cash equivalents at end of year	$264,572
Supplemental disclosures of cash flow information:	
Cash paid during the year for -	
Income taxes	$ 3,311

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1: Accounting policies -

Method - The accounts are maintained on the accrual basis.

Nature of business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company services clients predominately located in Northeastern Indiana.

Use of estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Customers' securities - Transactions and related commission income and expenses are recorded on a settlement date basis.

Marketable securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation for the year ended December 31, 2006 was $12,125.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2006 consisted of the following:

Cash on hand and in bank	$264,572
	========

Advertising - The Company expenses advertising as incurred. Advertising expense was $2,360 for the year ended December 31, 2006.

Note 2: Significant concentrations of credit risk - The Company maintains cash accounts at Tower Bank and Pershing, LLC. Amounts not under FDIC coverage reside at Pershing, LLC and total $411,104 at December 31, 2006.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2006

Note 3: Deferred income taxes - Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

Note 4: Related party transactions - Commissions payable at December 31, 2006 of $30,662 are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2006 were $454,674.

Note 5: Stock Buyout Agreement - On November 13, 1996, the Corporation and shareholders of the Corporation entered into an agreement which requires the Corporation to buy the shares of a minority shareholder upon the death or disability of the shareholder. The Company also entered into an agreement with the president and vice-president of the Corporation, which requires the sale of stock to the vice-president upon the death or disability of the president.

Note 6: Operating lease - The Company leases its office under an operating lease that requires monthly payments of $1,789 and expires March 2007. The Company has an option to renew for an additional three years. Rent expense for the year ended December 31, 2006 was $21,468.

Minimum future lease payments as of December 31, 2006 were as follows:

Year ending December 31:	
2007	$5,367

Note 7: Employee benefit plan - The Company has a SARSEP plan covering all of its employees. All employees age 21 and over with one year of experience are eligible to participate in the Plan. The Company may contribute annually to the Plan and may also match a portion of the employees' salary reduction contributions. The Company's matching contributions were $22,574 for the year ended December 31, 2006.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2006

Note 8: Income tax expense - The components of the income tax expense for the year ended December 31, 2006 are as follows:

Current -	
Federal	$ 13,522
State	6,354
	19,876
Deferred -	
Federal	(7,479)
State	(3,405)
	(10,884)
Total expense	$ 8,992

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

Accrual versus cash reporting	$10,219
Depreciation	665
	$10,884

A reconciliation of the statutory income tax rates and the effective tax rate for the year ended December 31, 2005 is as follows:

Tax at statutory rate	$ 3,611
Permanent timing differences -	
Nondeductible meals and Entertainment	4,104
Miscellaneous timing differences	1,277
Current tax provision	$ 8,992

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2006

Note 9: Net capital requirement - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $178,707, which was $128,707 in excess of its required net capital of $50,000. The Company's net capital ratio was .49 to 1.

Note 10: Subsequent event - In January 2007, two shareholders will be redeeming a total of 425 shares of no par value stock. The approximate cash payment by the Company is $170,000. Of those shares, 75 will then be issued to a new shareholder for approximately $30,000.

GREGORY, ZENT & SWANSON INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net Capital:		
Total stockholders' equity		$232,093
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		232,093
Deductions and/or charges -		
Nonallowable assets -		
Petty cash	$ 50	
Prepaid expenses	10,012	
Furniture and fixtures	39,817	49,879
Net capital before haircuts on securities positions		182,214
Haircuts on securities		3,507
Net capital		$178,707
Aggregate Indebtedness		$ 87,573
Computation of Basic Net Capital Requirements:		
Minimum net capital required (15 to 1 ratio)		$ 5,838
Minimum dollar net capital required ($50,000)		$ 50,000
Excess net capital		$128,707
Ratio: Aggregate indebtedness to net capital		.49 to 1 or 49%
Reconciliation With Company's Computation, (included in Part II of Form X-17A-5 as of December 31, 2006):		
Net capital, as reported in Company's Part II (unaudited) -		
FOCUS report		$178,707
Rounding		-
Net capital, per above		$178,707

GREGORY, ZENT & SWANSON INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2006

The Company is exempt from rule 15c3-3. All customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gregory, Zent & Swanson Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gregory, Zent & Swanson Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Gregory, Zent and Swanson Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated January 10, 2007.

> Due to a limited number of accounting personnel, an inadequate segregation of duties exists with respect to cash transactions that result in inadequate control over cash receipts and cash disbursements. We recommend assignment of some of these duties to other office personnel.
>
> Accounting personnel do not have the expertise to record nonrecurring journal entry adjustments in the general ledger and draft the footnotes to the financial statements at year-end. In the future, the Company should consider training the controller to gain necessary expertise to prepare the footnotes to the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were deficient at December 31, 2006, as noted in the above paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 10, 2007

END